Exhibit 99.1

Press Release

In Memoriam: Dr. Andreas Muhs

CSO, Scientific Leader and Friend

has Passed Away

Lausanne, Switzerland, December 7, 2018 – AC Immune SA (NASDAQ: ACIU), announced today that its Chief Scientific Officer, Dr. Andreas Muhs, passed away following a period of illness.

“It is with great sadness that we announce the passing of Dr. Andreas Muhs. Everyone at AC Immune will miss him more than words can express and our thoughts go to Andreas’ family and to those closest to him,” said Prof. Andrea Pfeifer, CEO of
AC Immune. “With his great scientific insight, experience and commitment, Andreas has been an outstanding leader and with his genuine interest in people, he became a mentor and friend to many of us at AC Immune.”

AC Immune’s research team will continue to be led on an interim basis by Dr. David Lowe, who has been serving in this role since Dr. Muhs’ leave of absence announced by AC Immune in October 2018. Dr. Lowe has served as AC Immune’s Deputy Chief Scientific Officer and more recently as Innovation Fellow since January 2014. AC Immune’s board of directors is meeting shortly regarding succession and will inform in due course.

About AC Immune

AC Immune is a clinical-stage Swiss-based biopharmaceutical company, listed on NASDAQ, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-amyloid-β monoclonal IgG4 antibody that targets monomeric and aggregated forms of amyloid-β, with highest affinity for neurotoxic oligomers. Crenezumab is currently in two Phase 3 clinical studies for AD, under a global program conducted by the collaboration partner Roche/Genentech. Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Life Molecular Imaging (formerly Piramal Imaging) and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe Beatrix Benz AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: beatrix.benz@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com